UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-53667

CUSIP Number:

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

LEAF Equipment Finance Fund 4, L.P.
Full Name of Registrant

N/A
Former Name if Applicable

110 South Poplar Street, Suite 101
Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19801
City, State and Zip Code.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The preparation of the financial statements of the Registrant has been delayed as the Registrant has been unable to obtain all information necessary to prepare its financial statements as well as to review and interpret that information in connection with the preparation of the financial statements. The analysis has affected the timetable for completion of the Registrant’s financial statements.

These delays prevented the Registrant from completing the procedures and preparing the financial and other disclosures necessary to enable the Registrant to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 by the prescribed due date.

The Registrant expects to file its quarterly report on Form 10-Q for the third quarter of 2009 within the five calendar day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert K. Moskovitz	(215)	231-7087
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total partners’ capital is expected to increase to approximately $73.2 million as of September 30, 2009 from approximately $31.7 million as of December 31, 2008. Total assets are expected to be approximately $559.7 million as of September 30, 2009 compared to $32.3 million as of December 31, 2008. Total revenues are expected to be approximately $15.3 million and $8.5 million for the nine and three months ended September 30, 2009, respectively, compared to approximately $3,000 for the nine and three months ended September 30, 2008. Net loss attributable to the Registrant is expected to be approximately $11.9 million and $6.9 million for the nine and three months ended September 30, 2009, respectively, compared to net income attributable to the Registrant of approximately $2,000 for the nine and three months ended September 30, 2008.

LEAF Equipment Finance Fund 4, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LEAF EQUIPMENT FINANCE FUND 4, L.P.
By: LEAF Asset Management, LLC, its general partner

Date	November 17, 2009	By:	/s/ Robert Moskovitz
Robert K. Moskovitz Chief Financial Officer